Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-265158

Barclays Equities Marketing This document is for informational purposes only and not for onward distribution. This document contains limited information and is not intended for retail investors. Further information is available on request. Barclays Autocallable Notes Investor Solutions America

Contents Introduction to Structured Investments 03 What is an Autocallable Note and how does it work? 04 Contingent Coupon Autocallable Notes 05 How does an Autocallable Note perform? 06 SELECTED RISK CONSIDERATIONS 07

This document is for informational purposes only and not for onward distribution. It is not intended for distribution to retail clients, retail customers or retail investors. Structured Investments Introduction In today’s highly dynamic market environment a growing number of investors are seeking different strategies to help meet their financial goals. There is an increasing need for efficient financial products that may allow investors to realize higher yields, reduce their risk exposure and gain access to a wider range of asset classes, such as international equities, foreign currencies and various market indices. Structured Investments may be one tool that investors can use to try to achieve these goals. Structured Investments may be designed to help investors meet these investment objectives and provide greater diversification 1 to their investment portfolios. The most common are structured notes , which consist of a debt security linked to the performance of a reference asset . The reference asset may be an equity security, equity index, foreign currency exchange rate or a basket of the foregoing. Different Structured Investments may be designed to help investors try to reach various goals, including minimizing the loss of their initial investment 2 , generating higher yields or participating in enhanced returns. An investment in a Structured Investment involves certain risks. Please see “Selected R isk Considerations” in this brochure. 3 1 Diversification does not protect against loss. Structured Investments of the same issuer expose the investor to the same credit risk. 2 Any payment on a Structured Investment, including any principal protection feature, is subject to the creditworthiness of the issuer. Structured Investments are not, either directly or indirectly, an obligation of any third party. Autocallable Notes Brochure

What is an Autocallable Note and how does it work? This document is for informational purposes only and not for onward distribution. It is not intended for distribution to retail clients, retail customers or retail investors. An Autocallable note 1 is a structured investment that aims to provide exposure to the performance of a specific reference asset or a basket of reference assets, with a contingent coupon feature. An Autocallable note would be called prior to maturity if the reference asset is at or above its initial level on a specified observation date . The investor would receive the principal amount of their investment plus the pre - determined contingent coupon and the Autocallable note would be redeemed early. Autocallable notes may be linked to common stocks, American Depositary shares (ADSs), baskets of stocks, stock market indices, or other asset classes, or a basket or combination of any of these. Autocallable notes are designed for investors with a moderately “bullish” view of the market for the relevant underlying reference asset Autocallable Note Features Potential for enhanced yield Autocallable notes are designed to pay a contingent coupon that may be higher than the coupon an investor would generally receive on a fixed income security with a comparable maturity. However, the reference asset must close at or above a pre - determined level on the relevant specified observation date in order for the Autocallable note to pay a coupon. Downside protection If the principal amount of the notes is be contingently protected, a downside protection feature such as a barrier or a buffer can be added: Knock - In Barrier: o A knock - in barrier is a feature (often expressed as a percentage of the initial value of the reference asset) that will partially protect the initial principal investment from a predetermined decrease in the value of the reference asset. As of the final valuation date, if the value of the reference asset has declined below the knock - in barrier, the investor is fully exposed to losses on the downside and may lose a portion of or all of their initial investment. Buffer / Buffer Percentage: o A Buffer is a percentage of the reference asset (depending on the terms of the specific Autocallable note) that will protect the principal investment against a decline. If the performance of the reference asset, as of the final valuation date, has declined below the specified “buffer percentage”, investors with contingent protection will lose a portion of their investment (as the point of a buffer would be to have at least some principal completely protected). 4 Autocallable Notes Brochure 1 Autocallable Notes are issued by Barclays Bank PLC and all payments referenced herein are subject to the creditworthiness of the issuer. All capital repayments only applies at maturity. Additionally Autocallable Notes are not, either directly or indirectly, an obligation of any third party. Unlike a direct investment in the reference asset, the appreciation potential in Autocallable notes is limited to the coupon amount. The investor will never participate in the gains of the reference asset.

BARCLAYS
This document is for informational purposes only and not for onward distribution.
It is not intended for distribution to retail clients, retail customers or retail investors.

Contingent Coupon Autocallable Notes

- Contingent coupon Autocallable notes seek to provide investors with the opportunity for an enhanced yield.
- The value of the reference asset must close above the coupon barrier value on the relevant specified observation date in order for the investor to receive the coupon.
- If the value of the reference asset closes above its initial level on the relevant specified observation date, the investor would then receive the principal amount of their investment plus the coupon and the Autocallable note would be redeemed.
- This Autocallable note structure typically has a "buffer" or "barrier" feature to mitigate the potential loss of principal in the event there is a decline in the value of the reference asset.
- If, as of the specified valuation date, the value of the reference asset has declined below the protection level, investors will be exposed to a loss of principal.

Hypothetical Example with Barrier [1,2]

Reference Asset	ABC Index
Tenor	2 Year
Autocallable	Semi-annually
Semi-Annual Coupon	5.00%
Call Value	100% of initial index level
Coupon Barrier Value	75% of the initial index level observed on each observation date
Barrier Value	75% of the initial index level European-style barrier[3]
Buffer Percentage	25%

Initial index level equals the index closing level on the trade date.

Figure 1: Payoff at maturity


Coupon
Payment at Maturity
Observation Period:
1
[5.00%]
Barrier Value
-75% of the initial index level
Performance of the Reference Asset

Hypothetical possibilities of payout prior to maturity[2]:

- If the index closes at or above the coupon barrier value but below its initial level on an observation date, the investor would receive the semi-annual coupon, or
- If the index closes below the coupon barrier value on an observation date, the investor would not receive any coupon payment, or
- If the index closes at or above its initial level on an observation date, the investor would receive the principal amount of their investment plus the semi-annual coupon and the Autocallable note would be redeemed

Hypothetical payout at maturity[2]:

- If the index closes at or above the coupon barrier value and barrier level on the final valuation date, the investor would receive the principal amount of their investment plus the semi-annual coupon, or
- If the index closes below the coupon barrier value and barrier value, the investor would not receive the semi-annual coupon and would receive the principal amount of their investment multiplied by the index performance, and as a result would lose some or the entire principal amount of their original investment.

Index Performance is defined as:

$$\frac{\text{Final Index Level}}{\text{Initial Index Level}}$$

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

[1] Autocallable Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Autocallable Notes prior to maturity.

[2] Any payment on Autocallable Notes, including any principal protection feature provided at maturity, is subject to the creditworthiness of the issuer. In addition, Autocallable Notes are not, either directly or indirectly, an obligation of any third party.

[3] The barrier level is observed on the final valuation date.

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BARCLAYS
This document is for informational purposes only and not for onward distribution.
It is not intended for distribution to retail clients, retail customers or retail investors.

How does an Autocallable Note perform?

Hypothetical Example[1]:

Contingent Coupon Autocallable Notes linked to XYZ Index with a 1-year tenor, observed semi- annually, annual coupon of 20.00% (10.00% semi-annually) and a European style barrier value (i.e. the protection level is observed only on the final valuation date) of 75% and a coupon barrier value of 75% of the initial index level and a principal amount of $1,000.

1-year Contingent Coupon Autocallable Note Linked To XYZ Index


Hypothetical Scenario
Investor would receive...
6 months:
XYZ Index ≥ Initial Level?
Yes
Note Autocalled → Principal Amount plus 10.00% coupon
No
XYZ Index ≥ 75% Coupon Barrier Value
Yes
Received 10.00% coupon, Note not called
No
Received no coupon, Note not called
12 months (at maturity):
XYZ Index ≥ Initial Level?
Yes
Principal Amount plus 10.00% coupon
No
XYZ Index ≥ 75% Barrier Value and 75% Coupon Barrier Value
Yes
Principal Amount plus 10.00% coupon
No
Principal Amount x (XYZ Final Level / XYZ Initial Level)[+]
(no coupon received)

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

[1] Any payment on Autocallable Notes, including any principal protection feature provided at maturity, is subject to the creditworthiness of the issuer. In addition Autocallable Notes are not, either directly or indirectly, an obligation of any third party.

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6

This document is for informational purposes only and not for onward distribution.
It is not intended for distribution to retail clients, retail customers or retail investors.

SELECTED RISK CONSIDERATIONS

Some of the risks related to structured investments are described below. Before investing in any structured investment, you should read the relevant prospectus or disclosure statement for a detailed explanation of the terms, risks, tax treatment and other relevant information of the investment. We also urge you to consult your financial, tax and legal advisors before investing.

Credit of issuer: The types of structured investments detailed in this document are senior unsecured obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the structured investments, including any payment of principal, depends on the ability of Barclays Bank PLC to meet its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the structured investments. In the event Barclays Bank PLC was to default on its obligations, you may not receive the amounts owed to you under the terms of the structured investments.

Autocallable Notes may be automatically redeemed before their maturity: While the term of the Autocallable Notes will be a specified duration, Autocallable Notes may be automatically called or redeemed by the issuer if the closing level of the reference asset is at or above the initial level of the reference asset on a particular valuation date. If the Autocallable Notes are called, you will generally be entitled to the principal amount of their notes plus the applicable coupon as specified in the relevant pricing supplement or free writing prospectus. You will not be entitled to any subsequent appreciation in the reference asset, which may be significant.

You may lose some or all of your initial investment if the Autocallable Notes are not redeemed before their maturity: If the Autocallable Notes are not called or redeemed by the issuer prior to their maturity, the payment to you at maturity will depend on the closing value of the reference asset on the final valuation date. If the closing value of the reference asset on the final valuation date is lower than its initial value, the payment to you at maturity may be less, and potentially substantially less, than your initial investment. In such cases, you may lose some or all of your initial investment.

No rights to the reference asset: As a holder of the structured investments, you will not have any rights (including any voting rights or rights to receive cash dividends or other distributions) that the holders of any reference asset or components of the reference asset would have.

Limited liquidity: You should be willing to hold the structured investments to maturity. There may be little or no secondary market for the structured investments. Barclays Capital Inc. or other affiliates of Barclays Bank PLC intend to make a secondary market in the structured investments. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in the structured investments. If you sell structured investments prior to their maturity, you may have to sell them at a substantial loss.

The estimated value of structured investments is expected to be less than the issue price of the structured investments:
The estimated value of structured investments on their pricing date, based on the issuer's internal pricing models, is expected to be lower than the issue price (the price that the structured investment is offered for sale to the public) of the structured investments. The difference between the issue price of structured investments and the issuer's estimated value is expected as a result of certain factors, such as the inclusion in the issue price of sales discounts, commissions or fees paid to Barclays Capital Inc. or other affiliates of the issuer or other intermediaries, the estimated profit that the issuer or its affiliates expects to earn in connection with structuring the structured investment and certain hedging and development costs that the issuer may incur in connection with the structured investment. The issuer's estimated value will be based on a number of variables, including the issuer's internal funding rates, which may vary from the levels at which the issuer's benchmark debt securities trade in the secondary market. The issuer's estimated value of a structured investment may be lower if such estimated value was based on the secondary market levels described in the preceding sentence. The pricing models of Barclays Bank PLC are based on a number of subjective assumptions that may or may not materialize and may prove to be inaccurate. Such pricing models may also be different from the pricing models of other financial institutions.

Certain built-in costs are likely to adversely affect the value of the structured investments prior to maturity: The original issue price of the structured investments includes the agent's commission and the cost of hedging our obligations under the structured investments, as noted above. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Barclays Capital Inc. or other affiliates of Barclays Bank PLC will be willing to purchase structured investments from you in secondary market transactions may be lower than the original issue price, and any sale prior to the maturity date of the structured investment could result in a substantial loss to you.

Your own evaluation of the merits: In connection with any purchase of a structured investment, we urge you to consult your own financial, tax and legal advisors as to the risks involved in an investment in the product and to investigate the reference asset and not rely on our views in any respect. You should make a complete investigation as to the merits of an investment in a structured investment before investing.

Historical results not indicative of future performance: The historical or hypothetical performance of the reference asset should not be taken as an indication of the future performance of the reference asset. It is impossible to predict whether the level, value or price of the reference asset will fall or rise during the term of the structured investments, in particular in the environment in recent periods which has been characterized by unprecedented volatility across a wide range of asset classes. Past fluctuations and trends in the reference assets are not necessarily indicative of fluctuations or trends that may occur in the future.

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This document is for informational purposes only and not for onward distribution.
It is not intended for distribution to retail clients, retail customers or retail investors.

SELECTED RISK CONSIDERATIONS

Market risk: The return, if any, on structured investments is dependent on the performance of the reference asset to which it is linked. Thus, changes in the level, value or price of the reference asset will determine the amount payable on the structured investment. Unless your structured investment is fully principal protected (in which case, all payments on the structured investment are subject to the credit risk of Barclays Bank PLC, as the issuer), if the level, value or price of the reference asset declines, you may lose some or all of your investment at maturity.

Price volatility: Movements in the levels, values or prices of the reference assets and their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether the levels, values or prices of the reference assets will rise or fall during the term of the structured investments. Changes in the levels, values or prices of the reference assets will determine the payment on the structured investments. Therefore, you may receive less, and potentially substantially less, than the amount you initially invested in the structured investments if the levels, values or prices of the reference assets decline. Unless your structured investment is fully principal protected (in which case, all payments on the structured investment are subject to the credit risk of Barclays Bank PLC, as the issuer), you should be willing and able to bear the loss of some or all of your investment.

Potential conflicts of interests: Barclays Bank PLC or one of its affiliates could serve as the calculation agent for the structured investments. The calculation agent will make determinations related to the structured investments, including calculating the amounts payable to you under the structured investments and making judgments related to the levels, values, prices or any other affected variable under certain circumstances. Conflicts of interest may arise in connection with Barclays Bank PLC or its affiliates performing the role of calculation agent under the structured investment.
If the structured investment were linked to one or more Barclays' indices, Barclays Bank PLC would be the index sponsor. The index sponsor is responsible for the composition, calculation and maintenance of the index and has the discretion in a number of circumstances to make judgments in connection with the composition, calculation and maintenance of the Index. The exercise of this discretion may present the index sponsor with significant conflicts of interest in light of the fact that Barclays Bank PLC is the issuer of the structured investments. The index sponsor has no obligation to take the needs of any buyer, seller or holder of the structured investments into consideration at any time.
In addition, Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the structured investments, including hedging its obligations under the structured investments. In performing these duties, the economic interests of Barclays Bank PLC and its affiliates are potentially adverse to your interests as an investor in the structured investment.

Barclays Bank PLC has filed a registration statement (including a base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus for this offering in that registration statement and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the base prospectus from Barclays Bank PLC by calling toll-free 1-888-227-2275 (extension 7-7990).

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D i s c la i m e r s This document is for informational purposes only and not for onward distribution. It is not intended for distribution to retail clients, retail customers or retail investors. BARCLAYS This communication has been prepared by Barclays . “Barclays” means any entity within the Barclays Group of companies, where “Barclays Group” means Barclays Bank PLC, Barclays PLC, Barclays Bank Ireland PLC and any of their subsidiaries, affiliates, ultimate holding company and any subsidiaries or affiliates of such holding company . CONFLICTS OF INTEREST BARCLAYS IS A FULL SERVICE INVESTMENT BANK . In the normal course of offering investment banking products and services to clients, Barclays may act in several capacities (including issuer, market maker and/or liquidity provider, underwriter, distributor, index sponsor, swap counterparty and calculation agent) simultaneously with respect to a product, giving rise to potential conflicts of interest which may impact the performance of a product . NOT RESEARCH This document is from a Barclays Trading and/or Distribution desk and is not a product of the Barclays Research department . Any views expressed may differ from those of Barclays Research . BARCLAYS POSITIONS Barclays may at any time acquire, hold or dispose of long or short positions (including hedging and trading positions) and trade or otherwise effect transactions for their own account or the account of their customers in the products referred to herein which may impact the performance of a product . FOR INFORMATION ONLY THIS COMMUNICATION IS PROVIDED FOR INFORMATION PURPOSES ONLY AND IT IS SUBJECT TO CHANGE . IT IS INDICATIVE ONLY AND IS NOT BINDING . NO OFFER Barclays is not offering to sell or seeking offers to buy any product or enter into any transaction . Any offer or entry into any transaction requires Barclays’ subsequent formal agreement which will be subject to internal approvals and execution of binding transaction documents . NO LIABILITY Neither Barclays nor any of its directors, officers, employees, representatives or agents, accepts any liability whatsoever for any direct, indirect or consequential losses (in contract, tort or otherwise) arising from the use of this communication or its contents or reliance on the information contained herein, except to the extent this would be prohibited by law or regulation . NO ADVICE Barclays is acting solely as principal and not as fiduciary . Barclays does not provide, and has not provided, any investment advice or personal recommendation to you in relation to the transaction and/or any related securities described herein and is not responsible for providing or arranging for the provision of any general financial, strategic or specialist advice, including legal, regulatory, accounting, model auditing or taxation advice or services or any other services in relation to the transaction and/or any related securities described herein . Accordingly Barclays is under no obligation to, and shall not, determine the suitability for you of the transaction described herein ; your individual circumstances have not been assessed . You must determine, on your own behalf or through independent professional advice, the merits, terms, conditions and risks of the transaction described herein . THIRD PARTY INFORMATION Barclays is not responsible for information stated to be obtained or derived from third party sources or statistical services . PAST & SIMULATED PAST PERFORMANCE Any past or simulated past performance including back - testing, modelling or scenario analysis contained herein is no indication as to future performance . No representation is made as to the accuracy of the assumptions made within, or completeness of, any modelling, scenario analysis or back - testing . OPINIONS SUBJECT TO CHANGE All opinions and estimates are given as of the date hereof and are subject to change. The value of any investment may also fluctuate as a result of market changes. Barclays is not obliged to inform the recipients of this communication of any change to such opinions or estimates. NOT FOR RETAIL This document is being directed at persons who are professionals and is not intended for retail customer use . IMPORTANT DISCLOSURES For important regional disclosures you must read, visit the link relevant to your region . Please contact your Barclays representative if you are unable to access . EMEA https : //www . home . barclays/disclosures/important - emea - disclosures . html . APAC https://www.home.barclays/disclosures/important - apac - disclosures.html . U . S . https://www.home.barclays/disclosures/important - us - disclosures.html . CONFIDENTIAL This communication is confidential and is for the benefit and internal use of the recipient for the purpose of considering the securities/transaction described herein, and no part of it may be reproduced, distributed or transmitted without the prior written permission of Barclays . ABOUT BARCLAYS Barclays offers premier investment banking products and services to its clients through Barclays Bank PLC, Barclays Bank Ireland PLC and certain other subsidiaries and affiliates. The key details of each relevant Barclays entity are set out below and will apply, as relevant, to your legal and/or regulatory relationship with Barclays: Barclays Bank PLC is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority and is a member of the London Stock Exchange. Barclays Bank PLC is registered in England No. 1026167 with its registered office at 1 Churchill Place, London E14 5HP. COPYRIGHT © Copyright Barclays 2023 (all rights reserved) . 9 Autocallable Notes Brochure